                                                                                                    --------------------------------
                                     UNITED STATES                                                            OMB APPROVAL
                                                                                                    --------------------------------
                          SECURITIES AND EXCHANGE COMMISSION                                        OMB Number: 3235-0145
                                                                                                    --------------------------------
                                Washington, D.C. 20549                                              Expires: December 31, 2005
                                                                                                    --------------------------------
                                                                                                    Estimated average burden
                                   SCHEDULE 13G/A                                                   hours per response ......... 11
                                                                                                    --------------------------------


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                                CELADON GROUP INC
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    150838100
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] Rule 13d-1(b)


[ ] Rule 13d-1(c)


[x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (12-02)
                               Page 1 of 5 pages

CUSIP No.                                                                                                               150838100

----------------------------------------------------------------------------------------------------------------------------------
1.   Names of Reporting Persons                                                                                    Stephen Russell
     I.R.S. Identification Nos. of above persons (entities only)

----------------------------------------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [x]

----------------------------------------------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                                                                 United States of America

----------------------------------------------------------------------------------------------------------------------------------
Number of          5. Sole Voting Power                                                                              633,239(1)(2)
Shares             ---------------------------------------------------------------------------------------------------------------
Beneficially       6. Shared Voting Power                                                                                        0
Owned by           ---------------------------------------------------------------------------------------------------------------
Each               7. Sole Dispositive Power                                                                         633,239(1)(2)
Reporting          ---------------------------------------------------------------------------------------------------------------
Person With        8. Shared Dispositive Power                                                                                   0
----------------------------------------------------------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person                                                    633,239(1)(2)

----------------------------------------------------------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)                                       [ ]

----------------------------------------------------------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                                                                       6.39%

----------------------------------------------------------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                                                                                IN

----------------------------------------------------------------------------------------------------------------------------------

     (1) Includes 6,250 shares of Common Stock issuable pursuant to 25,000 restricted stock units granted on October 30, 2003. The restricted stock units vest in annual 25% increments of 6,250 shares on the first through forth anniversaries of the date of grant. Vesting is contingent upon the achievement of certain annual financial goals.

     (2) Includes 25,000 options to purchase granted 6/20/95 of which 8,334, 8,333, and 8,333 options became exercisable on 6/20/96, 6/20/97, and 6/20/98, respectively. Includes 20,000 options to purchase granted 3/7/96 of which 6,667, 6,667, and 6,666 options became exercisable on 3/7/97, 3/7/98, and 3/7/99, respectively. Includes 25,000 options to purchase granted 8/1/97 of which 8,334, 8,333, and 8,333 options became exercisable on 8/1/98, 8/1/99, and 8/1/00, respectively. Includes 75,000 options to purchase granted 4/13/01 of which 25,000 options became exercisable on 4/13/02, 4/13/03, and 4/13/04, respectively. Includes 46,667 of 70,000 options to purchase granted 4/4/02 of which 23,334, and 23,333 options became exercisable on 4/4/03 and 4/4/04, respectively.

                               Page 2 of 5 pages

Item 1(a).  Name of Issuer:

            Celadon Group Inc

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One Celadon Drive, 9503 E 33rd St, Indianapolis, IN 46235-4207

Item 2(a).  Name of Person Filing:

            Stephen Russell

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            One Celadon Drive, 9503 E 33rd St, Indianapolis, IN 46235-4207

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            150838100

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Act;
            (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1(ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                    Investment Company Act;
            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Not applicable.

                               Page 3 of 5 pages

Item 4.     Ownership:

          (a) Amount beneficially owned: 633,239(1)(2)

          (b) Percent of class: 6.39%

          (c) Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: 633,239(1)(2)

              (ii)   Shared power to vote or to direct the vote: 0

              (iii) Sole power to dispose or to direct the disposition of: 633,239(1)(2)

              (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.


     (1) Includes 6,250 shares of Common Stock issuable pursuant to 25,000 restricted stock units granted on October 30, 2003. The restricted stock units vest in annual 25% increments of 6,250 shares on the first through forth anniversaries of the date of grant. Vesting is contingent upon the achievement of certain annual financial goals.

     (2) Includes 25,000 options to purchase granted 6/20/95 of which 8,334, 8,333, and 8,333 options became exercisable on 6/20/96, 6/20/97, and 6/20/98, respectively. Includes 20,000 options to purchase granted 3/7/96 of which 6,667, 6,667, and 6,666 options became exercisable on 3/7/97, 3/7/98, and 3/7/99, respectively. Includes 25,000 options to purchase granted 8/1/97 of which 8,334, 8,333, and 8,333 options became exercisable on 8/1/98, 8/1/99, and 8/1/00, respectively. Includes 75,000 options to purchase granted 4/13/01 of which 25,000 options became exercisable on 4/13/02, 4/13/03, and 4/13/04, respectively. Includes 46,667 of 70,000 options to purchase granted 4/4/02 of which 23,334, and 23,333 options became exercisable on 4/4/03 and 4/4/04, respectively.

                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

                                  /s/ Stephen Russell, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC.
                                  ----------------------------------------------
                                  Stephen Russell

                               Page 5 of 5 pages